Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Announcement of a Material Fact dated September 25, 2003 – Continuance of the Share Repurchase Program

2.	Minutes from the Board of Directors Meeting held on September 25, 2003

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ nº 33.256.439/0001- 39

ANNOUNCEMENT OF A MATERIAL FACT

Pursuant to CVM Instruction 358 of January 3, 2002, ULTRAPAR PARTICIPAÇÕES S.A. informs its Shareholders that, at a meeting held on September 24, 2003, the Board of Directors approved, in accordance with Article 7 of the Company Bylaws and CVM Instruction 10 of February 14, 1980, the respective explanatory Note 16/80, CVM Instruction 268 of November 13, 1997, and CVM Instruction 390 of July 08, 2003, the continuance of the share repurchase program of its own nominative preferred shares, with no reduction in capital stock. The said share repurchase program will be for the purposes of cancellation or holding as treasury stock and subsequent sale, based on the fact that the Board of Directors understands that the acquisition of preferred shares for holding as treasury stock is an interesting alternative for investing the Company’s available financial resources. The share repurchase program will adopt the following criteria:

1.	Repurchase limit, as per Articles 3 and 5 of the said CVM Instruction 10/80 and the ownership structure as of September 24, 2003: up to 1,733,452,508 (one billion, seven hundred and thirty three million, four hundred and fifty two thousand, five hundred and eight) preferred shares, corresponding to 10% of the free float in preferred shares, excluding the 97,399,760 (ninety seven million, three hundred and ninety nine thousand, seven hundred and sixty) preferred shares currently held as treasury stock.

Total shares in circulation: 18,308,522,682 (eighteen billion, three hundred and eight million, five hundred and twenty two thousand, six hundred and eighty two) shares, from which 118,124,368 (one hundred and eighteen million, one hundred and twenty four thousand, three hundred and sixty eight) preferred shares held by the controlling shareholders, were excluded;

2.	Repurchase period : 365 (three hundred and sixty five) days. Beginning : September 25, 2003; Ending : September 23, 2004;

3.	Acquisition price: market price;

4.	Institutions authorized to act as brokers:

	a)	ITAÚ CORRETORA DE VALORES S.A Av. Engenheiro Armando de Arruda Pereira, 707 Torre Eudoro Villela – 15th floor - São Paulo/SP

	b)	MAGLIANO S.A CCVM Rua Bela Cintra, 986 – 2nd floor - São Paulo/SP

c)	UBS WARBURG CCVM S.A. Praia de Botafogo, 228 – 16th floor, ala B - Rio de Janeiro/RJ

São Paulo, September 25, 2003.

Fabio Schvartsman
Investor Relations Director

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (06/2003)

Date, Time and Place :
September 24, 2003 at 2.30 p.m., at the Company’s head office at Av. Brigadeiro Luiz Antônio, 1343 – 9th floor, in the City and State of São Paulo.

Presence :
The undersigned members of the Board of Directors.

Deliberations :
1)	Considering it to be opportune to proceed with the share repurchase program of the Company’s own preferred shares, without a reduction in its capital stock, for the purpose of cancellation or for holding as treasury stock and subsequent sale, and in compliance with CVM Instructions 10 of February 14, 1980, 268 of November 13, 1997, and 390 of July 08, 2003 and pursuant to Article 7 of the Bylaws, the Board of Directors approved this proposal, understanding that the acquisition of preferred shares for holding as treasury stock is an interesting alternative for investing the company’s available financial resources.

1.1 – The acquisition limit: up to 1,733,452,508 (one billion, seven hundred and thirty three million, four hundred and fifty two thousand, five hundred and eight) preferred shares, corresponding to 10% of the free float of this class of shares, already excluding the 97,399,760 (ninety seven million, three hundred and ninety nine thousand, seven hundred and sixty) preferred shares currently held as treasury stock;

Total Free Float: 18,308,522,682 (eighteen billion, three hundred and eight million, five hundred and twenty two thousand, six hundred and eighty two) shares, less 118,124,368 (one hundred and eighteen million, one hundred and twenty four thousand, three hundred and sixty eight) preferred shares held by the controlling shareholders.

	1.2 -	Repurchase period: 365 (three hundred and sixty five) days. Beginning : September 25, 2003; Ending : September 23, 2004;

	1.3	– Price of acquisition : market price;

	1.4	– Institutions authorized to act as brokers:

a) ITAÚ CORRETORA DE VALORES S.A Av. Engenheiro Armando de Arruda Pinheiro, 707 – Torre Eudoro Villela – 15th floor, São Paulo/SP;

b) MAGLIANO S.A CCVM Rua Bela Cintra, 986 – 2nd floor - São Paulo/SP

c) UBS WARBURG CCVM S.A. Praia de Botafogo, 228 16th floor, ala B – Rio de Janeiro/RJ

Observation : The decisions were approved by a majority vote with the abstention of Board Member Renato Ochman.

There being no further pending matters on the agenda, the meeting was declared closed. The present minutes were duly transcribed and, after having being read and approved, were signed by all members of the Board of Directors present.

Paulo Guilherme Aguiar Cunha
Chairman

Lucio de Castro Andrade Filho
Vice- Chairman

Ana Maria Levy Villela Igel	Nildemar Secches

Renato Ochman	Paulo Vieira Belotti

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer

Date: September 25, 2003